Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 16, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on January 16, 2004, entitled "Ica and Statoil to part".

Ica and Statoil to part

Sweden's ICA AB and Statoil ASA (OSE: STL, NYSE: STO) have signed a non-binding letter of intent covering the acquisition by Statoil of ICA's holding in retailer Statoil Detaljhandel Skandinavia AS (SDS). This initiative has come from ICA.

SDS is currently owned 50-50 by ICA and Statoil. The two sides now intend to negotiate agreements on a share sale and on collaboration over product supply and concept development.

Subject to approval by the boards of Statoil and ICA, the finalised deals are expected to be implemented during the spring of 2004.

SDS was established in 1999 as a 50-50 joint venture between Statoil ASA and ICA AB's Norwegian subsidiary ICA AS.

The company operates almost 1 400 full-service Statoil stations in Scandinavia and also has almost 80 automated outlets under the 1-2-3 brand.

It occupies a leading position in its area of the Scandinavian retail sector, with 22 per cent of the market.

Erling Øverland, executive vice president for Manufacturing & Marketing in Statoil says that the group intends to negotiate with ICA to continue collaboration even though the latter withdraws as an owner.

"We'll now conclude final agreements and shape our future mode of cooperation in detail. After final approval from the respective boards and the authorities, the sale can be closed."

"Our core business is food and meals, and that's what we want to concentrate on in cooperation with Statoil," says chief executive Kenneth Bengtsson at ICA AB. "We can do that without being a part owner."

"We've achieved a lot during the five years that SDS has been owned jointly by ICA and Statoil," says Mats Holgerson, president of SDS. "It would be good if this collaboration could continue, and by all means develop further."

Further information from:

Morten Henriksrud, public affairs manager, Statoil ASA, tel: +47 90 01 69 60 (mobile), +47 22 96 22 40 (office)

ICA's press department, +46 70 253 66 60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: January 16, 2004	By:	/S/ Eldar Sæthre Eldar Sæthre Chief Financial Officer